UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ___to ___

Commission file number 1-31339

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

Weatherford International Ltd.
515 Post Oak Boulevard
Suite 600
Houston, TX 77027

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Administrative Committee of the
Weatherford International, Inc. 401(k) Savings Plan:
We have audited the accompanying statements of net assets available for benefits of Weatherford International, Inc. 401(k) Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2007, and nonexempt transactions for the year ended December 31,2007 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Houston, Texas
June 19, 2008

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Investments, at fair value	$484,480,642	$392,258,525

Receivables-
Participants’ contributions	—	1,354,848
Company contributions	1,213,066	1,404,201
Loan repayment receivable	—	226,646
Accrued income receivable	76,125	39,574
Pending settlement	123,277	12,167

Total receivables	1,412,468	3,037,436

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$485,893,110	$395,295,961

Adjustment from fair value to contact value for fully benefit-responsive investment contracts	1,008,311	1,409,962

NET ASSETS AVAILABLE FOR BENEFITS	$486,901,421	$396,705,923

The accompanying notes are an integral part of these financial statements.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

ADDITIONS:

Net appreciation in fair value of collective trusts	$1,606,754
Net appreciation in fair value of common stocks	34,502,977
Interest income	1,219,039
Dividend income	25,231,306

62,560,076

Contributions-
Participants	45,806,652
Company	20,164,419
Rollovers	4,701,143

70,672,214

Transfers from other plans	2,261,967

Total additions	135,494,257

DEDUCTIONS:

Net depreciation in fair value of mutual funds	3,881,924
Benefits paid to participants and beneficiaries	41,328,661
Administrative fees	88,174

Total deductions	45,298,759

NET INCREASE	90,195,498

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	396,705,923

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$486,901,421

The accompanying notes are an integral part of these financial statements.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

1.	DESCRIPTION OF THE PLAN:
The following description of the Weatherford International, Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan established by the board of directors (the Board of Directors) of Weatherford International, Inc.
The Board of Directors appointed a committee (the Administrative Committee) to administer the Plan. Merrill Lynch Trust Company (Merrill Lynch) serves as asset custodian and trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Effective June 26, 2002, Weatherford International Ltd. (the Company) became the parent holding company of Weatherford International, Inc. following a corporate reorganization. Weatherford International, Inc. continues to exist as an indirect, wholly owned subsidiary of the Company.
Eligibility
All employees, other than employees who are subject to collective bargaining agreements and have not bargained to participate, employees who are nonresident aliens and receive no U.S.-source income from the Company and employees who are members of other retirement plans sponsored by the Company or one of its subsidiaries outside the United States or employed by an affiliate company that has not adopted the Plan, are eligible to participate in the Plan on their dates of hire but are not eligible to participate for purposes of the Company’s matching or discretionary contributions until the employee has completed one year of continuous service.
Effective January 1, 2007, Omni Laboratories, Inc. 401(k) Savings & Investment Plan (the Omni Plan) was merged into the Plan and each employee of the Omni Plan became eligible to participate in the Plan. Each employee of Omni Laboratories, Inc. hired after January 1, 2007, is subject to the eligibility provisions of the Plan.
Effective December 1, 2007, Visean Information Services Inc. 401(k) Profit Sharing Plan & Trust (the Visean Plan) was merged into the Plan and each employee of the Visean Plan became eligible to participate in the Plan. Each employee of Visean Information Services Inc. hired after December 1, 2007, is subject to the eligibility provisions of the Plan.
Contributions
An eligible employee may elect to contribute by payroll deductions to the Plan on a pre-tax basis subject to certain limitations, up to 50 percent of his or her considered compensation, as defined by the Plan and on an after tax basis, up to 16 percent of his or her considered compensation, as defined by the Plan. The combination of employee contributions cannot exceed 50 percent of considered compensation. In addition, participants may contribute amounts representing rollovers from other qualified plans.
Employees who are eligible to make elective deferrals under the Plan and who have attained the age of 50 before the close of the Plan year are permitted to make catch-up contributions subject to certain limitations.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)

Effective January 1, 2007, the Company will automatically deduct and contribute to the Plan 2% of the considered compensation for each newly eligible employee who has not voluntarily elected salary deferral. No automatic deduction will be taken for those employees who have elected to defer a different percentage of covered compensation or for those who have elected not to participate in the salary deferral.
The Company shall make matching contributions equal to 100 percent of the participant’s pre-tax contributions up to 4 percent of considered compensation, as defined by the Plan. Considered compensation used to calculate the Company match includes overtime, bonuses and commissions but does not include relocation or severance pay. The Company, solely at the discretion of the Board of Directors, may make additional discretionary contributions. There were no discretionary contributions made for the year ended December 31, 2007.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, an allocation of the Company’s discretionary contribution, if any, and Plan earnings or losses thereon. Earnings or losses are allocated by investment based on the ratio of the participant’s account invested in a particular investment to all participants’ accounts in that investment.
Investment Options
Participants may invest in any of thirteen mutual funds, two collective trusts and Weatherford International Ltd. common shares (Common Shares). Each participant who has invested in Common Shares has the right to vote the shares in his or her account with respect to any matter that comes before the shareholders for a vote. Shares of Grant Prideco, Inc. common stock received as a result of a prior transaction may be sold and reinvested in other investment options, but no additional shares may be purchased.
Vesting
Participants are immediately vested in their elective deferral account, rollovers from other qualified plans, the participant’s Company match and discretionary contribution accounts.
Expenses of the Plan
During 2007, administrative fees incurred by the Plan were paid by the Company, except for participant loan fees, which were paid from the account of the participant requesting the loan.
Participant Loans
Participants may borrow from their vested account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance in the preceding one year period or one half of the fair market value of the participant’s vested account balance. Loan maturity dates range from one year to five years except when the loan is used to purchase a participant’s principal residence. In the case of home loans, all such loans are required to be repaid within ten years. The loans are fully secured by a pledge of the participant’s vested account balance and bear interest at the prime rate as reported in The Wall Street Journal or at a rate determined by the Administrative Committee.
Withdrawals and Terminations
A participant may withdraw the value of his or her after-tax contributions or rollover contributions from the Plan at any time and for any reason during the year, with a minimum withdrawal of $500. The

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)

participant’s pre-tax contributions and Company contributions will be available to a participant who has attained age 59-1/2 or in the event of severe and immediate financial hardship. Withdrawals based on financial hardship result in a suspension of employee contributions for 6 months.
In the event of normal retirement, total and permanent disability or death while actively employed, the full value of the participant’s account balance will be made available to the participant or his or her beneficiary as a lump sum. Upon termination of employment, the participant’s entire account balance will be available for withdrawal. If a participant has not elected otherwise, all mandatory distributions in excess of $1,000 are automatically rolled-over into individual retirement accounts selected by the Administrative Committee. Certain benefits related to other forms of payment are protected by the Plan.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
Basis of Accounting
The accompanying financial statements are prepared and presented in accordance with the accrual method of accounting.
New Accounting Pronouncement
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the impact of SFAS No. 157.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
The Plan’s investments are stated at fair value except for its investment in the Retirement Preservation Trust (the Trust), which invests in fully benefit-responsive investment contracts. Investments in mutual funds and common stocks are valued based on quoted market prices. Investments in common/collective funds are stated at fair value based on the net asset value determined by the issuer. Participant loans are stated at cost, which approximates fair value.
As described in financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)

The Trust is a common/collective fund which primarily invests in synthetic guaranteed investment contracts (SICs), which are a combination of a portfolio of securities plus wrapper contracts issued by financially responsible third-parties (typically a financial institution). As the SICs are fully benefit-responsive investment contracts, the Trust values its investments at contract value. Contract value represents principal plus accrued interest. The fair value of SIC contracts include the value of the underlying securities and the value of the wrapper contract. SIC wrapper contracts are valued by determining the difference between the present value of the replacement cost of the wrapper contract and the present value of the contractually obligated payments in the original wrapper contract. Securities underlying the SICs primarily include debt securities which are traded in over-the-counter markets and valued at the last available bid price or on the basis of values obtained by a pricing service.
Interest and dividend income is recorded when earned. Purchases and sales of securities are recorded on a trade-date basis. Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in the fair value of investments are shown as net appreciation(depreciation) in fair value of collective trusts, common stocks and mutual funds on the statement of changes in net assets available for benefits. No dividends were paid on the Company’s Common Shares during 2007.
Payment of Benefits
Benefits are recorded when paid.
3.	INVESTMENTS:
Individual investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2007 or 2006 are as follows:

	2007	2006

Retirement Preservation Trust (stated at contract value)	$112,034,564	$74,208,535
Common Shares of Weatherford International Ltd.	58,200,680	56,719,845
Davis New York Venture Fund	47,659,453	46,018,071
Equity Index Trust	31,710,405	28,407,623
Blackrock International Value Fund	29,486,803	27,266,979
PIMCO Total Return Fund	34,111,950	26,031,266
Goldman Sachs Mid Cap Value Fund	26,980,215	21,550,360
Blackrock Balanced Capital Fund, Inc.	21,839,561	20,898,937
4.	ASSETS TRANSFERRED FROM OTHER PLANS:
The following amounts were transferred from other plans due to plan mergers during 2007 and are included in Transfers from Other Plans in the accompanying Statement of Changes in Net Assets Available for Benefits:

Month	Plan	Amount
January	Omni Laboratories, Inc. 401(k) Savings & Investment Plan	$2,169,141
December	Visean Information Services Inc. 401(k) Profit Sharing Plan & Trust	92,826

		$2,261,967

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)

5.	RISKS AND UNCERTAINTIES:
The Plan provides for various investments in collective trusts, mutual funds and common stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.
6.	RELATED PARTY TRANSACTIONS:
Certain investments of the Plan are managed by Merrill Lynch. Merrill Lynch is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.
7.	TAX STATUS:
The Plan has received a determination letter from the Internal Revenue Service dated June 9, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.
8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006, to the Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$486,901,421	$396,705,923
Amounts allocated to withdrawing participants	(513,857)	(252,552)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,008,311)	(1,409,962)

Net assets available for benefits per the Form 5500	$485,379,253	$395,043,409

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2007, to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$90,195,498
Less: Amounts allocated to withdrawing participants at December 31, 2007	(513,857)
Add: Amounts allocated to withdrawing participants at December 31, 2006	252,552
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2007	(1,008,311)
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2006	1,409,962

Net increase in net assets available for benefits per Form 5500	$90,335,844

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2007 and 2006, but not yet paid as of that date.
The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive contracts to be reported at fair value.
9.	SUBSEQUENT EVENT:
On April 21, 2008, National Oilwell Varco, Inc. (National Oilwell) completed its acquisition of Grant Prideco, Inc. (Grant Prideco). In connection with this acquisition, each issued and outstanding share of Grant Prideco common stock was converted into the right to receive a partial share of common stock of National Oilwell and a minimal amount of cash. As a result of this transaction, each Plan participant that owned Grant Prideco common stock was issued the same exchange.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
SCHEDULE G, PART III — SCHEDULE OF NONEXEMPT TRANSACTIONS
EIN: 04-2515019 PN: 002
YEAR ENDED DECEMBER 31, 2007

(a) Identity of Party Involved	(b) Relationship to Plan, Employer, or Other Party-In- Interest	(c) Description of Transaction	(i) Current Value of Asset
Mr. Stephen Davis	Plan participant	Prohibited loan under ERISA Section 406(a)(1)(B). Participant loan was not repaid in accordance with plan provisions and terms of the promissory note. At default, the participant loan no longer met the exemption under ERISA Section 408.	$1,709

Note 1: Columns (d) through (h) and (j) not shown as they are not applicable.
Note 2: Amount in Column (i) represents the outstanding loan balance when defaulted in 2004. On November 27, 2007, an IRS Form 1099-R was issued to the party involved for the 2004 defaulted loan amount of $1,709.
Note 3: Weatherford International, Inc. intends to file Form 5330, Return of Excise Tax Related to Employee Benefit Plans, as soon as administratively possible.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4(i), SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 04-2515019 PN:002
DECEMBER 31, 2007

		Principal Number
Identity of Issue	Description of Investment	of Units/ Shares	Current Value
COLLECTIVE TRUSTS:
*Merrill Lynch Bank USA	Equity Index Trust	2,567,644	$31,710,405
*Merrill Lynch Bank USA	Retirement Preservation Trust	112,034,564	111,026,253

	Total collective trusts		142,736,658

MUTUAL FUNDS:
American Beacon Funds	American Beacon Small Cap Value Fund	530,947	9,142,904
American Funds	American Growth Fund of America, Inc.	404,574	13,755,527
*Blackrock, Inc.	Blackrock Balanced Capital Fund, Inc.	831,983	21,839,561
*Blackrock, Inc.	Blackrock Global Allocation Fund, Inc.	1,004,300	19,925,321
*Blackrock, Inc.	Blackrock International Value Fund	1,001,250	29,486,803
Davis Venture Group	Davis New York Venture Fund	1,178,231	47,659,453
Federated Income Securities	Federated Fund for US Government Securities	204,556	1,577,129
Fidelity Investments	Fidelity Advisors Small Cap Growth Fund	701,384	17,310,156
Goldman Sachs	Goldman Sachs Growth Opportunities Fund	459,722	10,835,651
Goldman Sachs	Goldman Sachs Mid Cap Value Fund	757,021	26,980,215
MFS Investment Management	MFS International New Discovery Fund	712,161	17,326,878
PIMCO Mutual Funds	Pimco Total Return Fund	3,191,015	34,111,950
Van Kampen Investments	Van Kampen Equity & Income Fund	1,225,383	10,832,390

	Total mutual funds		260,783,938

COMMON STOCKS:
*Weatherford International Ltd.	Common Shares of Weatherford International Ltd.	848,406	58,200,680
Grant Prideco, Inc.	Common stock of Grant Prideco, Inc.	111,765	6,204,086

	Total common stocks		64,404,766

OTHER:
*Merrill Lynch Trust Company	Cash, interest-bearing		498,960
*Participant loans	Interest rates ranging from 5.0% to 10.5% with varying maturity dates		16,056,320

	Total assets		$484,480,642

*Party in interest.

SIGNATURES
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
Date: June 19, 2008	/s/ Burt M. Martin
Burt M. Martin
Senior Vice President and General Counsel for Weatherford International, Inc. and Weatherford International Ltd. and Administrative Committee Member

INDEX TO EXHIBITS

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm